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                               August 17, 2023

       Zheng Xu
       Chief Executive Officer
       Missfresh Ltd
       3rd Floor, Block A, Vanke Times Center
       No. 9 Wangjing Street
       Chaoyang District, Beijing 100016
       The People   s Republic of China

                                                        Re: Missfresh Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40529

       Dear Zheng Xu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

   1.                                                   We note your statement
that you reviewed the Company   s register of members as well as
                                                        the Schedule 13Gs and
the amendments thereto filed by major shareholders in connection with your required
submission under paragraph (a). Please supplementally describe any additional materials
that were reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission. In your response, please
provide a similarly detailed discussion of the materials reviewed and legal opinions or third
party certifications relied upon in connection with the required disclosures under
paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Zheng Xu
Missfresh Ltd
August 17, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for
      Missfresh Limited. We also note that your disclosures on Exhibit 8.1 that indicate that you have consolidated foreign operating entities in Hong Kong, Cayman Islands, British
      Virgin Islands, and the People   s Republic of China. Please note that
Item 16I(b) requires
      that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
          With respect to (b)(3), please provide the information required by
(b)(3) for you and
           all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



                                                           Sincerely,
FirstName LastNameZheng Xu
                                                           Division of
Corporation Finance
Comapany NameMissfresh Ltd
                                                           Disclosure Review
Program
August 17, 2023 Page 2
cc:       Shu Du
FirstName LastName